UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Farmer Bros. Co.
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(Name of Issuer)

Common Stock, $1.00 Par Value
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(Title of Class of Securities)

307675108
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(CUSIP Number)

Farmer Bros. Co. Employee Stock Ownership Plan
20333 S. Normandie Drive
Torrance, CA 90502
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(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 10, 2002
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(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the
Schedule is filed

[X]  Rule 13d-1(b)
[  ] Rule 13d-1(c)
[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







SCHEDULE 13G

CUSIP NO. 307675108

1.   NAME OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Farmer Bros. Co. Employee Stock Ownership Plan
I.R.S. Identification Number - 95-0725980-005
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(A) [ ]             (B) [ ]
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3.   SEC USE ONLY

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4.   CITIZENSHIP OR PLACE OF ORGANIZATION
California
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER             142,779
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6.   SHARED VOTING POWER            15,595
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7.   SOLE DISPOSITIVE POWER        127,184
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8.   SHARED DISPOSITIVE POWER            0
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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    142,779
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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES (SEE INSTRUCTIONS)
                    [ ]
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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                    7%
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12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                    EP
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Item 1(a) NAME OF ISSUER.

          Farmer Bros. Co.

Item 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

          20333 S. Normandie Ave., Torrance, California, 90502

Item 2(a) NAME OF PERSON FILING.

          Farmer Bros. Co. Employee Stock Ownership Plan

Item 2(b) ADRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

          20333 S. Normandie Ave.
          Torrance, California, 90502
          Attn:     Treasurer's Office

Item 2(c) CITIZENSHIP.

          California

Item 2(d) TITLE OF CLASS OF SECURITIES.

          Common Stock, $1.00 par value

Item 2(e) CUSIP NUMBER.

          3076751086

Item 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A.

(a)  [ ]  Broker or dealer registered under section 15 of the Act (15
U.S.C.78o);
(b)  [ ]  Bank as defined in section3(a)(6) of the Act (15 U.S.C.78c);
(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)  [ ]  An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E);
(f) [X] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C.80a-3);
(j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4    OWNERSHIP.

(a)  Amount beneficially owned: 142,779
(b)  Percent of class: 7%
(c)  Number of shares as to which the person has:
     (i)  Sole power to vote or to direct the vote: 127,184
     (ii) Shared power to vote or to direct the vote: 15,595
     (iii) Sole power to dispose or to direct the disposition of: 127,184
     (iv) Shared power to dispose or to direct the disposition of: 0

The ESOP Committee, comprised of the signatories to this filing, have the power under the ESOP to direct the trustee as to the voting and disposition of the 127,184 shares which have not been allocated to plan participants. In addition, the ESOP Committee has the power to direct the trustee to vote the 15,595 allocated shares if the participants to whom the shares have been allocated fail to do so. Each member of the ESOP Committee has 60 allocated shares under the ESOP which are included in the 142,779 shares reported. Except as to his 60 allocated shares, each ESOP Committee member declares, pursuant to Rule 13d-4, that the filing of this statement shall not be construed as an admission that such person is for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

Item 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          N/A

Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          N/A

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

          N/A

Item 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          N/A

Item 9    NOTICE OF DISSOLUTION OF GROUP.

          N/A


















Item 10   CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, as a member of the ESOP Committee, I certify that the information set forth in this statement is true, complete and correct.

Date:     February 14, 2003

By:       /s/ Roy E. Farmer
Name:          Roy E. Farmer
Title:    ESOP Committee Member

By:       /s/ Guenter W. Berger
Name:          Guenter W. Berger
Title:    ESOP Committee Member

By:       /s/ Kenneth R. Carson
Name:          Kenneth R. Carson
Title:    ESOP Committee Member

By:       /s/ John E. Simmons
Name:          John E. Simmons
Title:    ESOP Committee Member